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                                                                EXHIBIT 99.08
                             [VITAFORT - Letterhead]

                                November 8, 1995


John M. O'Neil
322 West 57th Street
Apartment 35K
New York, NY  10019


Re:  Vitafort International Corporation


Dear John,

     Please accept this letter as confirmation of our telephone discussions today. Specifically, Vitafort would like to thank you for your timely advice and counsel over the last several weekends relative to our product marketing strategies,. We found your input especially helpful in fine tuning the positioning of our new product lines in order to maximize their appeal to both the consumer and the grocer. While we at Vitafort are, obviously, very excited about our new product offerings, it was invaluable to receive clear and direct constructive criticism of our approach to the marketplace.

     As we discussed, we all believe that the grant of 2 year options to purchase 250,000 shares of Vitafort common stock at today's market price ($0.14 per share) in lieu any cash payment for your past services is preferred by all concerned. This proposal will be submitted to the Board of Directors of Vitafort International Corporation for ratification. Upon ratification, we will have our lawyer draft the appropriate documents.

     We also agree that it would be helpful in the long term for you to have a clear understanding of company and its progress in the marketplace. In order to accelerate your understanding of our company, and assuming you'll return a signed copy of enclosed Confidentiality Agreement, we have also enclosed our financial forecast, a DRAFT copy of our 3rd quarter 10-Q, as well as the rest of this years 10-K & Q's.

     We look forward to your expert assistance in building Vitafort to its true potential. Please feel free to call directly if you have any questions.

                                   Sincerely,



                                /s/ Mark Beychok
                                  Mark Beychok
                                 President & CEO